Exhibit 99.1

Healthpeak Properties Reports Fourth Quarter and Year Ended 2023 Results

DENVER, February 8, 2024 - Healthpeak Properties, Inc. (NYSE: PEAK), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the fourth quarter and full-year ended December 31, 2023.

FOURTH QUARTER 2023 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.13 per share, Nareit FFO of $0.48 per share, FFO as Adjusted of $0.46 per share, AFFO of $0.36 per share, and Total Same-Store Portfolio Cash (Adjusted) NOI growth of 3.6%

– Fourth quarter new and renewal lease executions totaled 1.1 million square feet:

  ▪ Outpatient Medical new and renewal lease executions totaled 743,000 square feet

  ▪ Lab new and renewal lease executions totaled 312,000 square feet

    ▪ Year-to-date 2024 Lab lease executions of 58,000 square feet with an additional 115,000 square feet under signed LOI

– Received entitlements for an additional 1.3 million square feet of lab development at the Vantage campus in South San Francisco

– Commenced two on-campus outpatient developments in our HCA Healthcare ("HCA") development program

– Entered into a new $236 million joint venture through the sale of a 65% interest in the Callan Ridge lab campus in the Torrey Pines submarket of San Diego in January 2024

– Net Debt to Adjusted EBITDAre was 5.2x for the quarter ended December 31, 2023

FULL-YEAR 2023 HIGHLIGHTS

– Net income of $0.56 per share, Nareit FFO of $1.79 per share, FFO as Adjusted of $1.78 per share, AFFO of $1.53 per share, and Total Same-Store Portfolio Cash (Adjusted) NOI growth of 4.8%

– Portfolio leasing summary:

  ▪ Full-year outpatient lease executions totaled 4.1 million square feet, with +4% cash releasing spreads on renewals

  ▪ Full-year lab lease executions totaled 985,000 square feet, with +23% cash releasing spreads on renewals

– Development highlights:

  ▪ 2023 completions and new starts:

    ▪ **Nexus on Grand:** Delivered the fully leased, 148,000 square foot, $161 million lab building in South San Francisco

    ▪ **Vantage:** Delivered the fully leased, 154,000 square foot, $201 million first building of Phase I in South San Francisco

    ▪ **Callan Ridge:** Completed core and shell work and delivered the space to the tenant for T.I. build out; the fully leased development in Torrey Pines totals 185,000 square feet with an expected total development cost of $146 million

    ▪ **HCA Development Program:** Commenced construction on two new outpatient developments totaling 192,000 square feet with total expected development costs of $90 million

  ▪ Land bank and future developments:

    ▪ In September 2023, the Cambridge City Council unanimously approved a comprehensive rezoning to allow for greater density and developable heights in the West Cambridge neighborhood of Alewife where Healthpeak owns a total of 39 acres

    ▪ In December 2023, Healthpeak received entitlements for an additional 1.3 million square feet of lab development at the Vantage campus

- Issued $750 million of senior unsecured notes at blended yield of approximately 5.35% and weighted average initial maturity of approximately 10 years
- Sold $130 million of non-core properties at an average trailing cash yield of 5.4% and received $205 million of seller financing and other loan repayments
- 2023 sustainability and responsible business recognitions include:
    - Received a Green Star rating from the Global Real Estate Sustainability Benchmark (GRESB) and named a constituent in the FTSE4Good Index for the twelfth consecutive year
    - Named to CDP's Leadership band for the eleventh consecutive year, named a constituent in the S&P Global Dow Jones Sustainability N. America Index for the eleventh consecutive year and World Index for the fourth time; and named to the S&P Global Sustainability Yearbook for the ninth consecutive year
    - Named an ENERGY STAR Partner of the Year for the third time
    - Named to *Newsweek*'s America's Most Responsible Companies list for the fifth consecutive year
    - Named Winner for Best Proxy Statement (Mid Cap), and Finalist for Best ESG Reporting (Small to Mid Cap) by *IR Magazine* and Governance Intelligence
    - Certified a Great Place to Work for the fourth consecutive year; included in *The Tennessean* Top Workplaces for the second consecutive year; and a *Middle Tennessee* Top Workplace for the first time
    - Included in *Fortune*'s Best Workplaces in Real Estate list for the second consecutive year

To learn more about Healthpeak's commitment to responsible business and view our 2022 ESG Report, please visit www.healthpeak.com/ESG.

FOURTH QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 70,787	$ 0.13	$ 6,388	$ 0.01
Nareit FFO, diluted	263,810	0.48	192,158	0.35
FFO as Adjusted, diluted	252,639	0.46	238,744	0.44
AFFO, diluted	196,622	0.36	194,414	0.36

FULL-YEAR COMPARISON

(in thousands, except per share amounts)	Year Ended December 31, 2023		Year Ended December 31, 2022	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 304,284	$ 0.56	$ 497,792	$ 0.92
Nareit FFO, diluted	994,574	1.79	904,573	1.66
FFO as Adjusted, diluted	987,708	1.78	950,259	1.74
AFFO, diluted	847,358	1.53	790,296	1.45

Nareit FFO, FFO as Adjusted, AFFO, Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "December 31, 2023 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and full-year SS Cash (Adjusted) NOI growth.

Year-Over-Year Total SS Portfolio Cash (Adjusted) NOI Growth

	Three Month		Full Year	
	SS Growth %	% of SS	SS Growth %	% of SS
Lab	2.7%	47.1%	3.7%	46.6%
Outpatient Medical	4.3%	41.4%	3.4%	42.0%
CCRC	4.7%	11.5%	15.6%	11.5%
Total Portfolio	**3.6%**	**100.0%**	**4.8%**	**100.0%**

CALLAN RIDGE LAB CAMPUS JOINT VENTURE SALE

As previously announced, in January 2024, Healthpeak formed a new strategic joint venture with Breakthrough Properties ("Breakthrough") through a sale of a 65% interest in Healthpeak's fully leased Callan Ridge lab campus in the Torrey Pines submarket of San Diego.

The formation of the 65% Breakthrough / 35% Healthpeak joint venture values Callan Ridge at $236 million, or $1,275 per square foot, and represents a stabilized cash capitalization rate of 5.3% based on the initial annual rental rate of approximately $67 per square foot. At closing, net proceeds to Healthpeak were approximately $130 million. Additionally, the formation of the joint venture reduces Healthpeak's future tenant improvement funding by approximately $20 million.

Healthpeak began construction on the 185,000 square foot Callan Ridge campus in 2021. The two-building campus is fully leased to Turning Point Therapeutics, Inc., a subsidiary of Bristol-Myers Squibb Company (NYSE: BMY), through April 2035.

DEVELOPMENT UPDATES

VANTAGE ENTITLEMENTS

As previously announced, in December 2023, Healthpeak received entitlements for an additional 1.3 million square feet of lab space at the Vantage campus, bringing the combined campus to approximately 1.7 million square feet upon full build out. The additional entitlements represent double the allowable density compared to when Healthpeak originally acquired the land. The long-term nature of the entitlements offers flexibility to deliver the balance of the development in phases to align with market demand.

Strategically located in the heart of South San Francisco and at the doorstep of Genentech's headquarters, the 20-acre purpose-built lab campus offers tenants a highly amenitized, world-class campus setting with access to multiple modes of transportation including direct access to the Rails-to-Trails pathway, which provides a pedestrian connection to downtown South San Francisco's restaurant and retail corridor, as well as the Caltrain station, which recently completed a multi-year renovation.

Healthpeak is South San Francisco's largest investor-owned landlord with a portfolio that encompasses 4.9 million square feet, including some the submarket's most desirable campuses including The Cove, Portside at Oyster Point, The Shore, Vantage, and Pointe Grand, among others.

OUTPATIENT DEVELOPMENT PROGRAM WITH HCA

During the fourth quarter, Healthpeak added two on-campus outpatient developments with total expected development costs of $90 million to its program with HCA.

- **Galen Aurora:** 72,000 square foot Class A medical training facility located on HCA's Medical Center of Aurora hospital campus, a 325-bed acute care hospital in Denver, CO where Healthpeak currently owns three on-campus buildings totaling approximately 165,000 square feet. HCA nursing and professional education affiliates have pre-leased 100% of the development.

- **McKinney Medical Center:** 120,000 square foot Class A outpatient building on the campus of HCA's Medical City McKinney campus, a 281-bed acute care hospital in McKinney, TX where Healthpeak currently owns two on-campus buildings totaling approximately 120,000 square feet. HCA affiliates have pre-leased approximately 62% of the development for future outpatient services, including oncology, orthopedic, cardiology, wound care, imaging, and other services.

Since 2019, Healthpeak's development program with HCA has delivered 9 outpatient buildings totaling 785,000 square feet with total development costs of approximately $235 million and is under construction on an additional three buildings totaling 262,000 square feet with total expected development costs of $121 million.

MERGER WITH PHYSICIANS REALTY TRUST AND TERM LOAN UPDATE

As previously announced on October 30, 2023, Healthpeak and Physicians Realty Trust entered into a definitive agreement to combine in an all-stock merger of equals. Each company will hold its respective special meeting of stockholders on February 21, 2024. Subject to Physicians Realty Trust's stockholders approving the proposed merger and Healthpeak's stockholders approving the issuance of Healthpeak common stock in connection with the proposed merger, among other matters, as well as the satisfaction or waiver of customary closing conditions, the transaction is expected to close on March 1, 2024.

Additionally, Healthpeak expects to enter into a new $750 million 5-year unsecured term loan. Proceeds from the term loan are expected to fund the repayment of $210 million of Physicians Realty Trust private placement notes and to be used for general corporate purposes, including transaction costs and repayment of borrowings under Healthpeak's credit facility and commercial paper program. Healthpeak has entered into forward-starting swap agreements to fix the interest rate of the new term loan at approximately 4.5% for the full 5-year term of the loan.

DIVIDEND

On January 31, 2024, Healthpeak's Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on February 26, 2024, to stockholders of record as of the close of business on February 14, 2024.

2024 OUTLOOK

For full year 2024, we have established the following outlook ranges, which are inclusive of the impact from the Physicians Realty Trust merger:

- Diluted earnings per common share of $0.07 – $0.13
- Diluted Nareit FFO per share of $1.54 – $1.60
- Diluted FFO as Adjusted per share of $1.73 – $1.79
- Diluted AFFO per share of $1.50 – $1.56
- Total Portfolio Same-Store Cash (Adjusted) NOI growth of 2.25% – 3.75%

This outlook assumes the merger with Physicians Realty Trust closes on March 1, 2024. These estimates are based on our view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2024. Additionally, the outlook includes estimates for certain merger-related accounting adjustments, which will not be finalized until after the merger closes. For additional details and assumptions underlying this outlook, please see page 40 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Friday, February 9, 2024, at 8:00 a.m. Mountain Time.

The conference call can be accessed in the following ways:

▪ Healthpeak's website: https://ir.healthpeak.com/news-events
▪ Webcast: https://events.q4inc.com/attendee/292488797. Joining via webcast is recommended for those who will not be asking questions.
▪ Telephone: The participant dial-in number is (800) 715-9871.

An archive of the webcast will be available on Healthpeak's website through February 7, 2025, and a telephonic replay can be accessed through February 15, 2024, by dialing (800) 770-2030 and entering conference ID number 58822.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates and develops high-quality real estate for healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, densifications, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release, including statements regarding our proposed merger with Physicians Realty Trust; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2024 Outlook." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, labor costs, and unemployment; risks associated with the proposed merger transactions with Physicians Realty Trust (the "Mergers"), including, but not limited to, our ability to consummate the Mergers on the proposed terms or on the anticipated timeline, or at all, potential loss or disruption of current and prospective commercial relationships due to the uncertainties about the Mergers, and the outcome of legal proceedings instituted against us, our Board of Directors, and others related to the Mergers; our ability to integrate the operations of the Company and Physicians Realty Trust successfully and realize the anticipated synergies and other benefits of the Mergers or do so within the anticipated time frame; changes within the industries in which we operate; significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in a specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, including project abandonments, project delays, and lower profits than expected; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third party management contracts, including the additional regulation and liabilities of our properties operated through RIDEA structures; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; ESG and sustainability commitments and requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, including Covid, and health and safety measures intended to reduce their spread; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology systems and the possibility of a cybersecurity incident or cybersecurity threat affect our information systems or the information systems of our tenants, operators or borrowers; volatility, disruption, or uncertainty in the financial markets; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, bank failures or other events affecting financial institutions; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the CARES Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a REIT; our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings. Except as required by law, we do not undertake, and hereby disclaim, any obligation to update any forward-looking statements, which speak only as of the date on which they are made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, on December 15, 2023, Healthpeak and Physicians Realty Trust filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction. The joint proxy statement/prospectus contains important information about the proposed transaction and related matters. The Form S-4 was declared effective, and each of Healthpeak and Physicians Realty Trust commenced mailing of the joint proxy statement/prospectus included as part of the Form S-4, on January 11, 2024.

STOCKHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT HEALTHPEAK, PHYSICIANS REALTY TRUST AND THE PROPOSED TRANSACTION.

Investors and security holders of Healthpeak and Physicians Realty Trust are able to obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Healthpeak and Physicians Realty Trust with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Healthpeak with the SEC are also available on Healthpeak's website at www.healthpeak.com, and copies of the documents filed by Physicians Realty Trust with the SEC are available on Physicians Realty Trust's website at www.docreit.com.

PARTICIPANTS IN THE SOLICITATION

Healthpeak, Physicians Realty Trust and their respective directors, trustees and executive officers may be deemed to be participants in the solicitation of proxies from Healthpeak's stockholders and Physicians Realty Trust's shareholders in respect of the proposed transaction. Information regarding Healthpeak's directors and executive officers can be found in Healthpeak's definitive proxy statement filed with the SEC on March 17, 2023. Information regarding Physicians Realty Trust's trustees and executive officers can be found in Physicians Realty Trust's definitive proxy statement filed with the SEC on March 23, 2023.

Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction. These documents are available on the SEC's website and from Healthpeak and Physicians Realty Trust, as applicable, using the sources indicated above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CONTACT

Andrew Johns, CFA

Senior Vice President – Investor Relations

720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets

In thousands, except share and per share data

	December 31, 2023	December 31, 2022
Assets		
Real estate:		
Buildings and improvements	$ 13,329,464	$ 12,784,078
Development costs and construction in progress	643,217	760,355
Land and improvements	2,647,633	2,667,188
Accumulated depreciation and amortization	(3,591,951)	(3,188,138)
Net real estate	13,028,363	13,023,483
Loans receivable, net of reserves of $2,830 and $8,280	218,450	374,832
Investments in and advances to unconsolidated joint ventures	782,853	706,677
Accounts receivable, net of allowance of $2,282 and $2,399	55,820	53,436
Cash and cash equivalents	117,635	72,032
Restricted cash	51,388	54,802
Intangible assets, net	314,156	418,061
Assets held for sale, net	117,986	49,866
Right-of-use asset, net	240,155	237,318
Other assets, net	772,044	780,722
Total assets	$ 15,698,850	$ 15,771,229
Liabilities and Equity		
Bank line of credit and commercial paper	$ 720,000	$ 995,606
Term loans	496,824	495,957
Senior unsecured notes	5,403,378	4,659,451
Mortgage debt	256,097	346,599
Intangible liabilities, net	127,380	156,193
Liabilities related to assets held for sale, net	729	4,070
Lease liability	206,743	208,515
Accounts payable, accrued liabilities, and other liabilities	657,196	772,485
Deferred revenue	905,633	844,076
Total liabilities	8,773,980	8,482,952
Commitments and contingencies		
Redeemable noncontrolling interests	48,828	105,679
Common stock, $1.00 par value: 750,000,000 shares authorized; 547,156,311 and 546,641,973 shares issued and outstanding	547,156	546,642
Additional paid-in capital	10,405,780	10,349,614
Cumulative dividends in excess of earnings	(4,621,861)	(4,269,689)
Accumulated other comprehensive income (loss)	19,371	28,134
Total stockholders' equity	6,350,446	6,654,701
Joint venture partners	310,998	327,721
Non-managing member unitholders	214,598	200,176
Total noncontrolling interests	525,596	527,897
Total equity	6,876,042	7,182,598
Total liabilities and equity	$ 15,698,850	$ 15,771,229

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2023	2022	2023	2022
Revenues:				
Rental and related revenues	$ 412,332	$ 392,245	$ 1,631,805	$ 1,541,775
Resident fees and services	136,341	125,873	527,417	494,935
Interest income	4,979	6,350	21,781	23,300
Income from direct financing leases	—	—	—	1,168
Total revenues	553,652	524,468	2,181,003	2,061,178
Costs and expenses:				
Interest expense	52,784	49,413	200,331	172,944
Depreciation and amortization	188,544	179,157	749,901	710,569
Operating	224,401	220,492	902,060	862,991
General and administrative	21,556	57,872	95,132	131,033
Transaction and merger-related costs	14,417	3,217	17,515	4,853
Impairments and loan loss reserves (recoveries), net	(5,445)	3,326	(5,601)	7,004
Total costs and expenses	496,257	513,477	1,959,338	1,889,394
Other income (expense):				
Gain (loss) on sales of real estate, net	—	(969)	86,463	9,078
Other income (expense), net	2,600	(587)	6,808	326,268
Total other income (expense), net	2,600	(1,556)	93,271	335,346
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	59,995	9,435	314,936	507,130
Income tax benefit (expense)	11,842	650	9,617	4,425
Equity income (loss) from unconsolidated joint ventures	3,558	(156)	10,204	1,985
Income (loss) from continuing operations	75,395	9,929	334,757	513,540
Income (loss) from discontinued operations	—	873	—	2,884
Net income (loss)	75,395	10,802	334,757	516,424
Noncontrolling interests' share in continuing operations	(4,451)	(4,274)	(28,748)	(15,975)
Net income (loss) attributable to Healthpeak Properties, Inc.	70,944	6,528	306,009	500,449
Participating securities' share in earnings	(157)	(140)	(1,725)	(2,657)
Net income (loss) applicable to common shares	$ 70,787	$ 6,388	$ 304,284	$ 497,792
Basic earnings (loss) per common share:				
Continuing operations	$ 0.13	$ 0.01	$ 0.56	$ 0.92
Discontinued operations	—	0.00	—	0.00
Net income (loss) applicable to common shares	$ 0.13	$ 0.01	$ 0.56	$ 0.92
Diluted earnings (loss) per common share:				
Continuing operations	$ 0.13	$ 0.01	$ 0.56	$ 0.92
Discontinued operations	—	0.00	—	0.00
Net income (loss) applicable to common shares	$ 0.13	$ 0.01	$ 0.56	$ 0.92
Weighted average shares outstanding:				
Basic	547,091	537,992	547,006	538,809
Diluted	547,361	538,396	547,275	539,147

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

	Three Months Ended December 31,		Year Ended December 31,	
	2023	2022	2023	2022
Net income (loss) applicable to common shares	$ 70,787	$ 6,388	$ 304,284	$ 497,792
Real estate related depreciation and amortization	188,544	179,157	749,901	710,569
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	6,723	8,642	24,800	27,691
Noncontrolling interests' share of real estate related depreciation and amortization	(4,610)	(4,709)	(18,654)	(19,201)
Loss (gain) on sales of depreciable real estate, net	—	986	(86,463)	(10,422)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	—	45	—	134
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	—	11,546	12
Loss (gain) upon change of control, net[1]	—	—	(234)	(311,438)
Taxes associated with real estate dispositions	—	—	—	29
Nareit FFO applicable to common shares	261,444	190,509	985,180	895,166
Distributions on dilutive convertible units and other	2,366	1,649	9,394	9,407
Diluted Nareit FFO applicable to common shares	$ 263,810	$ 192,158	$ 994,574	$ 904,573
Diluted Nareit FFO per common share	$ 0.48	$ 0.35	$ 1.79	$ 1.66
Weighted average shares outstanding - diluted Nareit FFO	554,635	543,879	554,559	546,462
Impact of adjustments to Nareit FFO:				
Transaction and merger-related items[2]	$ 10,842	$ 3,215	$ 13,835	$ 4,788
Other impairments (recoveries) and other losses (gains), net[3]	(4,407)	9,702	(3,850)	3,829
Restructuring and severance-related charges[4]	—	32,749	1,368	32,749
Casualty-related charges (recoveries), net[5]	(3,424)	298	(4,033)	4,401
Recognition (reversal) of valuation allowance on deferred tax assets[6]	(14,194)	—	(14,194)	—
Total adjustments	(11,183)	45,964	(6,874)	45,767
FFO as Adjusted applicable to common shares	250,261	236,473	978,306	940,933
Distributions on dilutive convertible units and other	2,378	2,271	9,402	9,326
Diluted FFO as Adjusted applicable to common shares	$ 252,639	$ 238,744	$ 987,708	$ 950,259
Diluted FFO as Adjusted per common share	$ 0.46	$ 0.44	$ 1.78	$ 1.74
Weighted average shares outstanding - diluted FFO as Adjusted	554,635	545,704	554,559	546,462

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(1) The year ended December 31, 2022 includes a gain upon change of control related to the sale of a 30% interest to a sovereign wealth fund and deconsolidation of seven previously consolidated lab buildings in South San Francisco, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The three months and year ended December 31, 2023 include costs related to the proposed merger with Physicians Realty Trust, which are primarily comprised of legal, accounting, tax, and other costs that were incurred prior to year-end, partially offset by termination fee income associated with Graphite Bio, Inc., for which the lease terms have been modified to accelerate expiration of the lease to December 2024. Termination fee income is included in rental and related revenues on the Consolidated Statements of Operations.

(3) The three months and year ended December 31, 2022 include $7 million of charges incurred in connection with the downsizing of the Company's corporate headquarters in Denver, Colorado, which are included in general and administrative expenses in the Consolidated Statements of Operations. The year ended December 31, 2022 also includes the following, which are included in other income (expense), net in the Consolidated Statements of Operations: (i) $14 million of expenses incurred for tenant relocation and other costs associated with the demolition of an outpatient medical building and (ii) a $23 million gain on sale of a hospital under a direct financing lease. The three months and years ended December 31, 2023 and 2022 include reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(4) The three months and year ended December 31, 2022 include $32 million of severance-related charges associated with the departures of our former Chief Executive Officer and former Chief Legal Officer and General Counsel in the fourth quarter of 2022. These expenses are included in general and administrative expenses in the Consolidated Statements of Operations.

(5) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

(6) In conjunction with classifying the assets related to the Callan Ridge JV as held for sale as of December 31, 2023, we concluded it was more likely than not that we would realize the future value of certain deferred tax assets generated by the net operating losses of taxable REIT subsidiaries. Accordingly, during the three months and year ended December 31, 2023, we recognized the reversal of a portion of the associated valuation allowance and recognized a corresponding income tax benefit.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands

	Three Months Ended December 31,		Year Ended December 31,	
	2023	2022	2023	2022
FFO as Adjusted applicable to common shares	$ 250,261	$ 236,473	$ 978,306	$ 940,933
Stock-based compensation amortization expense	3,513	1,903	14,480	16,537
Amortization of deferred financing costs	3,088	2,812	11,916	10,881
Straight-line rents[1]	(1,677)	(12,346)	(14,387)	(49,183)
AFFO capital expenditures	(47,332)	(33,407)	(113,596)	(108,510)
Deferred income taxes	117	(355)	(816)	(4,096)
Amortization of above (below) market lease intangibles, net	(5,525)	(5,851)	(25,791)	(23,380)
Other AFFO adjustments	(7,486)	3,536	(9,335)	520
AFFO applicable to common shares	194,959	192,765	840,777	783,702
Distributions on dilutive convertible units and other	1,663	1,649	6,581	6,594
Diluted AFFO applicable to common shares	$ **196,622**	$ **194,414**	$ **847,358**	$ **790,296**
Diluted AFFO per common share	$ **0.36**	$ **0.36**	$ **1.53**	$ **1.45**
Weighted average shares outstanding - diluted AFFO	552,810	543,879	552,734	544,637

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(1) The year ended December 31, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This activity is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.